FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-217339

22 May 2017

PARTICIPATION IN THE SIBANYE RIGHTS OFFER

Dear Colleagues,

If you hold Sibanye shares in your private capacity (other than through the employee share ownership plan (ESOPS)), you may participate in the forthcoming Sibanye rights offer.  You will need to make arrangements for your participation, with your broker in terms of the option that is best suited to your personal investment needs.

A brochure is available at https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer, which details the process and timeline of the rights offer, and describes the options that are available to you.  A Circular containing the full terms of the rights offer was released on 18 May 2017 and contains important information to assist you with your decision.

If you are located in the United States and you hold your shares in the form of American depository shares (ADS), you should refer to the prospectus dated 17 April 2017 and prospectus supplement dated 18 May 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) which is also available on the Sibanye website as per the link above. For any further questions, please contact your broker or the bank/institution who you have your share account with.

While all shareholders have the responsibility to keep up to date with what is happening in the company, employees who are shareholders are advised to register their details on the website or directly on the database at https://thevault.exchange/start-profile-steps/?groupkey=MjQ1 to ensure that they receive further announcements.

For employees who are beneficiaries of the Thusano Trust, the Thusano Trust will participate in the rights offer on your behalf and ensure that you continue to secure value from your investment in Sibanye.

Kind regards

JAMES WELLSTED

Senior Vice President: Investor Relations

Prospectus; No Offer or Solicitation

Sibanye has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye’s website at www.sibanyegold.co.za. Alternatively, Sibanye, any underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.